UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 17, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Pursuant to article 258 of the General Corporations Law, the shareholders of Graña y Montero S.A.A are called to the Annual Shareholders' Meeting to be held on August 13, 2018, at the company´s headquarters located at Av. Petit Thouars 4957, district of Miraflores, at 10:30 a.m.; in order to discuss the following agenda:

1.	Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2017 Fiscal Year.
2.	Application of Results for 2017 Fiscal Year.
3.	Ratification of the appointment of Director.
4.	Board Meetings Attendance Fees for 2018Fiscal Year.
5.	Delegation to the Board of Directors of the designation of the External Auditor for the 2018 Fiscal Year.
6.	General Report of the Company.
In the event that a quorum is not available for the holding of the Meeting on the first call, a second call is scheduled for August 17, 2018 at the same time, in the same place and with the same agenda. Likewise, in case of not having the quorum necessary for the holding of the Meeting in the second call, the third call will take place on August 23, 2018 at the same time, in the same place and with the same agenda.
From the date of publication of this call, the Board will make available to all shareholders on the SMV website (www.smv.gob.pe), on the company’s website (www.granaymontero.com.pe) and in the offices of the Company´s headquarters the documents and information related to the agenda of the Annual Shareholder’s Meeting.
ANNUAL SHAREHOLDER’S MEETING

MOTIONS

Motion N° 1

Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2017 Fiscal Year

Considering:

In compliance with the General Corporations Law, in consideration of the Annual Shareholders' Meeting, the Board of Directors presents the Annual Report and the Individual and Consolidated Financial Statements for 2017 Fiscal year, audited by Moore Stephens SCAI S.A., a firm represented in Peru by Vizcarra and Asociados S. Civil de R.L. (firm member of Moore Stephens International).

Also, in compliance with Article 9.4 of the General Regulations of the Board of Directors, the Board of Directors approved the Annual Corporate Governance Report for the year 2017, prepared as required by Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, deciding to submit it for consideration by the Annual Shareholders' Meeting.

Motion:

Approve the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for the 2017 Fiscal Year.

Motion N° 2

Application of Results for 2017 Fiscal Year

Considering:

That, in accordance with the audited financial statements of the Company for 2017 Fiscal year, the Company generated a profit of S/.148,738,324.00 (One hundred forty eight million seven hundred thirty eight thousand three hundred and twenty four with 00/100 Soles).

That, within the framework of refinancing agreements for financial liabilities, the Company is prohibed from paying dividends until such liabilities are repaid in full.

Motion:

Apply the profit of S/.148,738,324.00 (One hundred forty eight million seven hundred thirty eight thousand three hundred and twenty four with 00/100 Soles) for the year 2017 to the Retained Earnings account.

Motion N° 3

Ratification of the appointment of Director

Considering:

That, through a meeting of the Board of Directors that ended on July 2, 2018, the resignation of Mr. José Antonio Rosas Dulanto for the position of member of the Board of Directors was accepted and, following the co-optation process, Mr. Ernesto Balarezo Valdez was appointed as the new Independent Director of the Board of Directors of the company.

That, in accordance with Article 8 and subsection a) of Article 16.4 of the General Regulations of the Board of Directors of the Company, Directors appointed by co-option shall hold office until the date of the first General Shareholders' Meeting, when they must be ratified.

Motion:

To ratify the appointment of Mr. Ernesto Balarezo Valdez as the new Independent Director of the Company.

Motion N° 4
Board Meetings Attendance Fees for 2018Fiscal Year

Considering:

In accordance with article 114 of the General Corporations Law, it is the responsibility of the General Shareholders' Meeting to determine the remuneration of the Board of Directors for 2018 fiscal year.

Motion:

To maintain the amount of S/. 7,000.00 (Seven thousand and 00/100 Soles) for attendance at each Board Meeting and S/.3,500.00 (Three thousand five hundred and 00/100 Soles) for attendance at each session of Board Committees, specifying that its application will be limited to one session per month of the Board of Directors and each of the Committees.

Likewise, it is also proposed that the Supplementary fee is S/. 84,000.00 (Eighty four thousand and 00/100 Soles) per Director, equivalent to double the fixed remuneration of the board of directors, as has historically been the company's policy. This figure will be adjusted proportionally with the results of the 2018 fiscal year, based on a net profit of S/. 100,000,000.00 (One hundred million and 00/100 Soles), excluding the profit generated by the sale of assets from the divestment plan of the company.

The aforementioned proposal follows the same methodology used by the company since March 31, 2008. This methodology was ratified at the Annual Shareholders Meeting of June 12, 2018, when the remuneration of the Board of Directors for 2017 was determined.

Motion N° 5

Delegation to the Board of Directors of the designation of the External Auditor for the 2018 Fiscal Year

Considering:

That, pursuant to Article 114 of the General Corporation Law, it is the responsibility of the Annual Compulsory Shareholders' Meeting to designate or delegate to the Company's Board of Directors, the designation of the external auditor for the current fiscal year.

Motion:

Delegate to the Board of Directors the designation of the external auditor of the Company for the 2018 Fiscal Year.

Motion N° 6

General Report of the Company

Motion:

Inform the Annual Shareholders' Meeting about various matters of interest to the Company.

Sincerely,

___________________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: July 17, 2018